Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

August 26, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Re: Ministry of Communications decision re: fiber – ultra-high capacity advanced network

Bezeq hereby supplements the following prior reports:

●	Immediate supplementary report dated June 14, 2020 (reference number 2020-01-053095);

●	Quarterly report for the quarter ended June 30, 2020; and

●	Annual report for the 2019 year— Section 2.7.2 of the description of Bezeq’s business therein.

On August 25, 2020, Bezeq received the Israeli Ministry of Communications’ (the “Ministry”) decision, along with a recommendation from the Ministry’s engineering administration director, regarding ultra-high capacity advanced network. The decision adopts the recommendation of the professional factors and determines the criteria for characterizing an advanced network, which will allow each operator to choose the mix of technologies through which it will provide service to its subscribers. According to the decision, an advanced network is a network that will meet one of the following criteria:

a.	Criterion 1 - FTTH[1] fiber network based entirely on fiber up to an optical socket in the customer's home.
b.	Criterion 2 - A wired network capable of providing, under normal peak conditions, end-user services in the quality of service (QoS) as specified in the decision.

This definition will form the basis for determining the deployment duty of the infrastructure owners (Bezeq and HOT) and the participants in tenders in the incentive areas.

This decision joins additional decisions of the Ministry regarding the fiber outline.

Below is a link to the decision of the Minister of Communications and the recommendation of the Ministry’s deputy director of economics that were published on the Ministry’s website:

https://www.gov.il/he/departments/policies/25082020_3

Sincerely yours,

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a summary and translation of the report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

1 Fiber to the home network (FTTH) is a fiber-based access network that connects a large number of end users from the home optical socket to a central point known as the point of presence (PoP). Each point of presence contains the transmission equipment needed to provide the subscriber with the applications and services using optic fibers. Each point of presence is connected to a larger urban or metropolitan fiber network.